UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice of Share Transfer to Wholly-owned Subsidiary through Simplified Absorption-type Company Split

Tokyo, January 24, 2017 — Mitsubishi UFJ Financial Group, Inc. (MUFG) has today decided to transfer 285,900 ordinary shares of Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A. (MIBL), which MUFG will receive from the Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) by means of a dividend in kind on May 31, 2017, to wholly-owned subsidiary Mitsubishi UFJ Trust and Banking Corporation (MUTB) by means of a company split, effective from May 31, 2017.

Because the inheritor in this absorption-type company split is a wholly-owned subsidiary, some items for disclosure have been omitted.

1.	Objective

MUFG, by conducting this absorption-type company split after receiving the dividend in kind from BTMU, will gather its shareholdings in MIBL at MUTB, which conducts trust banking, with the aim of further strengthening the authority or responsibility of MUTB in its role of managing the business, and of creating an organizational structure that enables the fastest and most appropriate decision-making.

2.	Details

(1)	Dates

Signing date of absorption-type company split agreement: February 10, 2017

Effective date: May 31, 2017 (planned)

Note:	As this absorption-type company split falls under a simplified split as defined in Article 784, Paragraph 2 of the Companies Act, MUFG will not convene a General Meeting of Shareholders to approve the absorption-type company split contract.
(2)	Method

Company split, with MUFG as the company undergoing a split, and MUTB as the inheritor.

(3)	Rationale

With this absorption-type company split MUTB will issue its new ordinary shares, all of which will accede to MUFG. The number of shares to be issued will be announced once it has been decided.

(4)	Handling of new share acquisition rights and bonds with new share acquisition rights

Not applicable.

(5)	Increase/decrease in capital

There will be no increase or decrease in MUFG’s capital as a result of this absorption-type company split.

(6)	Rights and obligations acceded to inheritor

MUTB will inherit 285,900 ordinary shares, which MUFG will receive from BTMU by means of a dividend in kind on May 31, 2017, in this absorption-type company split.

(7)	Outlook for fulfillment of obligations

MUTB will inherit no debt from MUFG in this absorption-type company split.

3.	Overview of companies involved

(As of March 31, 2016)

	Company undergoing split		Inheritor
Company name	Mitsubishi UFJ Financial Group, Inc.		Mitsubishi UFJ Trust and Banking Corporation
Head office	7-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo		4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo
Company representatives and positions	Nobuyuki Hirano, President & CEO		Mikio Ikegaya, President
Principal business	Bank holding company		Trust banking
Capital	JPY 2,141.5 billion		JPY 324.2 billion
Date of establishment	April 2, 2001		March 10, 1927
Total outstanding shares	14,168,853,820 shares		3,399,187,203 shares
Fiscal year-end	March 31		March 31
Major shareholders (shareholding ratio)	Japan Trustee Services Bank, Ltd. (Trust account)	5.28%	Mitsubishi UFJ Financial Group, Inc.	100%
	The Master Trust Bank of Japan, Ltd. (Trust account)	3.81%
	Japan Trustee Services Bank, Ltd. (Trust account 9)	1.57%
Financial status and business results	Fiscal year ended March 31, 2016 (Consolidated)		Fiscal year ended March 31, 2016 (Consolidated)
Net assets	JPY 17,386.7 billion		JPY 2,470.1 billion
Total assets	JPY 298,302.8 billion		JPY 45,685.9 billion
Net assets per share	JPY 1,121.06		JPY 675.66
Ordinary income	JPY 5,714.4 billion		JPY 717.6 billion
Ordinary profits	JPY 1,539.4 billion		JPY 238.3 billion
Profits attributable to owners of parent	JPY 951.4 billion		JPY 159.5 billion
Basic earnings per share	JPY 68.51		JPY 47.04

4.	Summary of the split

(1)	Details of the split business departments

Ordinary shares of MIBL: 285,900 shares

(2)	Business results of the split departments

Not applicable.

(3)	Items and amount of the split assets and liabilities

Assets		Liabilities
Item	Book value	Item	Book value
Ordinary shares of MIBL	USD 28.59 million (JPY 3,689 million)	—	—

5.	Status after the split

There will be no change in the company name or head office, company representatives or positions, principal business, capital or fiscal year-end of either MUFG or MUTB following the split.

6.	Future outlook

As the inheritor is a wholly-owned subsidiary of the company undergoing the split, the impact of the split on MUFG’s business results is expected to be negligible. Moreover, the split will be conducted on the premise that the permissions of the relevant authorities required for carrying out this absorption-type company split have been obtained.

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Contact:

Mitsubishi UFJ Financial Group

Corporate Communications Division

Media Relations Office

81-3-3240-7651

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